UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2016

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

23 February 2016

To:	Australian Securities Exchange
New York Stock Exchange

INTERIM RESULTS PRESENTATION

Attached are the presentation slides for a presentation that will be given by the Chief Executive Officer and Chief Financial Officer shortly.

The Webcast for this presentation can be accessed at: http://edge.media-server.com/m/p/6fshu74d

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

Yandi
bhpbilliton
Financial results
Half year ended 31 December 2015

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Free cash flow, Gearing ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic (loss)/earnings per share, Underlying EBIT margin and Underlying EBITDA margin. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise, all data is presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32 and references to Underlying EBITDA margin and Underlying EBIT margin exclude third party trading activities.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Interim results 23 February 2016 Slide 2 bhpbilliton

bhpbilliton
Financial results
Half year ended 31 December 2015
Andrew Mackenzie Chief Executive Officer
Escondida

Key themes
Well-supplied markets compounded by global economic uncertainty
– prices to remain low as markets rebalance
– volatility to persist as China’s economy transitions
– recovery will take time but continue to see longer-term upside
We are resilient with robust free cash flow
– focused portfolio of quality assets following divestments and demerger
– ongoing productivity focus ensures all businesses are cash generative
– strong balance sheet with highest credit rating in the sector
Opportunity for those with financial strength
– dividend payout ratio provides valuable flexibility
– security of tenure provides timing optionality on organic growth options
– depressed asset values and falling share prices provide opportunities
Commodity markets have weakened significantly
(H1 FY15 to H1 FY16 price change1, %)
0 (10) (20) (30) (40) (50) (60)
Crude oil & condensate
US natural gas
Iron ore
Copper
Hard coking coal
Thermal coal
1. BHP Billiton average realised sales prices.
Interim results
23 February 2016
Slide 4
bhpbilliton

Samarco
Samarco
Minas Gerais, Brazil
Reclamation work, Barra Longa
Supporting fish rescue, Linhares
Infrastructure reconstruction, Mariana
Monitoring room, Samarco
Interim results 23 February 2016 Slide 5 bhpbilliton

The health and safety of our people always come first
Total Recordable Injury Frequency at operated sites (excludes Samarco)
(number of recordable injuries per million hours worked1)
10
8
6
4
2
0
FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 H1 FY16
1. FY06 to FY15 presented on a total operations basis.
Interim results
23 February 2016
Slide 6
bhpbilliton

bhpbilliton
Financial results
Half year ended 31 December 2015
Peter Beaven Chief Financial Officer
Gulf of Mexico

Strong cash flow
Asset quality and operating performance provide resilience
net operating cash flow of US$5.3 billion
Underlying EBITDA margin of 40%
Balance sheet provides strong foundations
net debt of US$25.9 billion
strongest credit rating in the sector
Minimum 50% payout ratio dividend provides flexibility
minimum payout of US$0.04 per share
additional amount of US$0.12 per share
total interim dividend of US$0.16 per share
Capital allocation hierarchy provides discipline
capital and exploration expenditure down to US$7 billion in FY16 and US$5 billion in FY171 free cash flow allocated to maximise returns and value
Leading margins through the cycle
(Underlying EBITDA margin2, %)
60
45
30
15
0
FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 H1
FY16
BHP Billiton Peer group range
1. BHP Billiton share; excludes capitalised deferred stripping and non-controlling interests; includes BHP Billiton proportionate share of equity accounted investments.
2. Underlying EBITDA margins exclude exceptional items and third party trading. BHP Billiton data for FY06 to FY14 presented on a total operations basis. Peer group comprises Anglo American and Rio Tinto from FY06 to H1 FY16 and Vale from FY06 to FY15.
Interim results
23 February 2016 Slide 8 bhpbilliton

Falling prices weighed on EBIT
Underlying EBIT variance
(US$ billion)
10.0
5.0
0.0
Uncontrollable (-US$7.0 billion)
Controllable (US$0.0 billion)
8.3
(7.8)
1.0
(0.2)
1.3
(0.0)
(0.2)
0.2
0.2
0.0
(0.2)
1.3
+0.6
Productivity volumes
Controllable cash costs
-0.6
Escondida grade impact
H1 FY15 Price¹ Exchange Inflation Sub-total Growth Productivity Controllable Fuel & Non-cash³ Other 4 H1 FY16 volumes volumes² cash costs² energy
1. Net of price-linked costs.
2. Includes Escondida grade impact on productivity volumes variance (US$342 million) and controllable cash costs variance (US$299 million) . Excludes capitalised exploration variance (US$152 million).
3. Non-cash includes depreciation, deferred stripping and impairment.
4. Other includes ceased and sold operations, asset sales, one-off items and other items (including profit/loss from equity accounted investments).
Interim results
23 February 2016 Slide 9 bhpbilliton

Financial impact of Samarco dam failure
Total after tax charge of US$858 million recognised by BHP Billiton
US$655 million share of loss relating to the Samarco dam failure
US$525 million impairment of the carrying value of the investment in Samarco
US$8 million of costs incurred directly by BHP Billiton in relation to the Samarco dam failure offset by a tax benefit of US$330 million (write-off of deferred tax liabilities)
BHP Billiton investment in Samarco written down to nil at 31 December 2015
Samarco continues to assess environmental and socio-economic rehabilitation and legal contingencies magnitude and timing subject to a very high degree of uncertainty
Equity accounted investment in Samarco
Half year ended 31 December 2015 US$ million
At the beginning of the reporting period 1,044
Share of operating profit prior to the Samarco dam failure 136
Share of loss relating to the Samarco dam failure (655)
Impairment of the carrying value of the investment in Samarco (525)
(Loss)/profit from equity accounted investments and related (1,044)
impairments
Investment -
Dividends received -
At the end of the reporting period -
Interim results
23 February 2016 Slide 10 Bhpbilliton

Tier 1 assets and operational excellence provide resilience
Sustainable free cash flow
optimised portfolio of well-capitalised, low-cost, long-life assets following divestments and demerger operational excellence and ongoing productivity gains
rising capital efficiency from high-return latent capacity
Free cash flow provides valuable optionality in the current environment
US$1.2 billion of free cash flow over the last six months
free cash flow positive in FY16 at current prices1
Our portfolio of high-quality assets…
(H1 FY16 Underlying EBITDA margin, %)
80
60
40
20
0
Iron ore
Energy coal
Metallurgical coal
Petroleum
Copper
Note: Bubble size represents copper equivalent production (H1 FY16)2
1st 2nd 3rd 4th
Cost curve position3 (quartile)
…supports our competitive position
EBITDA margin (FY15)
Note: Bubble size represents market capitalisation (19 February 2016)
Reinvestment ratio (FY15 capital expenditure to EBITDA)
BHP Billiton Mining peers Oil and gas peers
1. At February 2016 spot prices.
2. Copper equivalent production based on FY15 realised prices.
3. Weighted average equity share of production on a quality-adjusted operating cost basis in CY15 versus contestable demand in the markets in which our assets operate.
Interim results
23 February 2016 Slide 11 Bhpbilliton

Value in a strong balance sheet
Our balance sheet is strong
long-dated maturity profile with low refinancing risk
highest credit rating in the sector
net debt broadly unchanged over the last 12 months
liquidity of US$11 billion in cash plus US$6 billion in revolving credit facility
Balance sheet strength is a priority
insulates operations from volatility
supports consistent investment through the cycle
provides valuable optionality
Long-dated maturity profile1
(debt maturity profile, US$ billion2)
8
6
4
2
0
FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26 FY27 FY28 Post
FY28
Consistently highest credit rating in the sector
(credit rating, Standard & Poor’s)
A+
A
A-
BBB+
BBB
BBB-
FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 H1 FY16
BHP Billiton3 Peer group range4
1. All debt balances are represented in notional US$ values and based on financial years. As at 31 December 2015.
2. Subsidiary, associates and joint venture entities debt is presented in accordance with IFRS 10 and IFRS 11. Includes hybrid bonds (18% of portfolio: 9% in US$, 6% in Euro, 3% in Sterling).
3. BHP Billiton’s S&P credit rating changed on 1 February 2016.
4. Peer group comprises Anglo American, Rio Tinto and Vale.
Interim results
23 February 2016 Slide 12 Bhpbilliton

Bhpbilliton
Financial results
Half year ended 31 December 2015
Andrew Mackenzie Chief Executive Officer
Mt Arthur Coal

Sector-leading capital management track record
Our capital management policies have been well suited to macroeconomic conditions since the merger…
– average annual volume growth of >6%
– average ROIC of 22%, highest in the sector
– returned ~US$77 billion in dividends and buy-backs
– maintained sector’s highest credit rating
…however these policies are less suited to the market conditions that we expect over coming years
We continue to adapt rapidly to the changing environment
– significantly reduced capital expenditure
– early mover on reset of operational costs
– optimised portfolio through divestments and demerger
– hybrids provide additional funding flexibility
– new dividend policy
Volume growth
(FY02 to FY15 CAGR, %)
10
5
0
BHP
Peer 1
Peer 2
Peer 3
Billiton
Return on invested capital
(FY02 to FY15 average, %)
24
12
0
BHP
Peer 1
Peer 2
Peer 3
Billiton
Cash returns to shareholders
(cumulative, US$ billion)
80
60
40
20
0
FY02FY03FY04FY05FY06FY07FY08FY09FY10FY11FY12FY13FY14FY15 H1 FY16
BHP Billiton dividend
BHP Billiton buy-backs
Peer 1
Peer 2
Peer 3
Interim results
23 February 2016
Slide 14
Bhpbilliton

Markets are undergoing significant changes
Rate, magnitude and correlation of decline in commodity prices has surprised
– signs of faster transition from industry to services in China
– loss-making capacity continues to operate
– industry has reduced costs more quickly than expected
– OPEC supply strategy
We expect continued episodes of price volatility in the short to medium term
Prices will take some time to recover but we continue to see longer-term upside, particularly in copper and oil
– 1.2 billion additional people by 2030
– 1.1 billion more people living in cities by 2030
– 1.8 billion people will gain access to power by 2030
– >500 million additional passenger vehicles by 2030
Proportion of industry supply loss-making at current prices1
(%)
45
30
15
0
Copper
Energy coal
Iron ore
Metallurgical coal
Additional supply required to meet demand in 20252,3
(relative to current global demand, %)
50
25
0
Crude
Copper
Metallurgical coal
Iron ore
Energy coal
Committed projects4 Supply opportunity
Source: Macquarie Research, Wood Mackenzie, United Nations, BHP Billiton analysis.
1. Cash cost basis.
2. Seaborne demand for energy coal, metallurgical coal and iron ore.
3. Includes additional supply required to offset depletion and natural field decline.
4. Includes ‘highly probable’ projects.
Interim results
23 February 2016
Slide 15
bhpbilliton

A more flexible dividend policy
Minimum dividend of 50% of Underlying attributable profit
– minimum 50% payout of US$0.04 per share
– additional amount of US$0.12 per share this period reflects
Board’s upwards discretion
A flexible policy for a volatile world
– more closely linked to cyclical performance of the business
– in-line with historical returns via dividends and buy-backs
– no reduction in intent to pay meaningful dividends
– part of broader, coordinated strategy to enhance optionality
Our new dividend policy is aligned with our historical cash returns
(cumulative, US$ billion)
80
60
40
20
0
FY02FY03FY04FY05FY06FY07FY08FY09FY10FY11FY12FY13FY14FY15
H1
FY16
Progressive dividend
Buy-backs
50% payout ratio
Interim results
23 February 2016
Slide 16
bhpbilliton

Financial discipline to optimise returns and value
We continue to generate material cash flow
– provides capital allocation optionality
We will strictly adhere to a disciplined capital allocation hierarchy
– maintenance capital supports safety and operational excellence
– balance sheet provides protection at all points of the cycle
– new dividend policy adds flexibility
– debt reduction, buy-backs, additional dividends, growth and acquisitions to compete for excess free cash flow
Excess free cash flow will be allocated to maximise returns and value with a focus on…
– ROC1 to focus on investment accountability
– NPV2 per share to ensure investment competes with share buy-backs
Operating productivity
Capital productivity
Maximise cash flow
Maintenance capital
Strong balance sheet
New dividend policy
Excess free cash flow
Debt reduction
Additional dividends
Buy-backs
Organic growth
Acquisitions
Maximise returns and value
1. Underlying return on capital represents net profit after tax, excluding exceptional items, discontinued operations and net finance costs (after tax), divided by average capital employed. Capital employed is net assets before net debt.
2. Net present value represents the estimated future cash flows expected to arise from the continued use of assets, including any expansion prospects and eventual disposal, discounted at an appropriate rate.
Interim results
23 February 2016
Slide 17
bhpbilliton

Competition for free cash flow
Near-term competitive opportunities
– major projects in execution in Copper and Petroleum
– capital-efficient latent capacity
Onshore US focused on near-term cash preservation and long-term value maximisation
– Eagle Ford rig count down to 3 from a peak of 32
High-quality pipeline of medium to longer term projects
– average returns >20%1
– value of >US$40 billion2
security of tenure provides timing optionality
Continuing to invest in exploration
Falling asset values, development costs and share prices provide opportunity
Disciplined capital expenditure focused on efficiency and flexibility3
(US$ billion)
15
10
5
0
FY14 FY15 FY16e FY17e
Actual Forecast
Well positioned in the current environment
(enterprise value, %)
100
75
50
25
0
BHP Billiton Peer 1 Peer 2 Peer 3 Peer 4
Net debt Market capitalisation Minority interest
Source: Bloomberg data at 31 January 2016.
1. Ungeared, post-tax, nominal return; valuation date 1 July 2015.
2. Growth portfolio under our long-term price forecasts.
3. Presented on a continuing operations basis. Represents the share of capital and exploration expenditure attributable to BHP Billiton on a cash basis. Includes BHP Billiton proportionate share of equity accounted investments; excludes capitalised deferred stripping and non-controlling interests.
Interim results
23 February 2016
Slide 18
bhpbilliton

More to come from productivity
Embedded annualised productivity gains of >US$10 billion since FY12
– reduced average unit costs by >40% since the beginning of our productivity journey
Further US$472 million secured in H1 FY16 excluding Escondida grade impact of US$641 million
Expect to deliver US$2.1 billion of productivity gains in FY16 excluding Escondida grade impact of US$1.5 billion
– significant potential for additional gains despite slowing rate
We expect to continue reducing our operating costs more deeply than our peers
Our new organisational structure is the next step to further delayer, streamline and simplify
– assets freed to focus on safety, volume and cost
– enabled by globally integrated functional activities
– global centres of excellence for projects and maintenance will be established
Unit costs continue to fall rapidly1
(US$ per copper equivalent tonne)
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
H1
FY16
Simplified organisation structure2
Executive Leadership Team
Minerals
Petroleum
Australia
Americas
Globally Integrated Functions / Marketing
Operated assets Non-operated assets
1. Presented on a total operations basis. Unit costs are calculated using Group copper equivalent production based on FY13 average realised prices.
2. Samarco and Jansen currently report into Dean Dalla Valle, Chief Commercial Officer.
Interim results
23 February 2016
Slide 19
bhpbilliton

Key themes
Well-supplied markets compounded by global economic uncertainty
– prices to remain low as markets rebalance
– volatility to persist as China’s economy transitions
– recovery will take time but continue to see longer-term upside
We are resilient with robust free cash flow
– focused portfolio of quality assets following divestments and demerger
– ongoing productivity focus ensures all businesses are cash generative
– strong balance sheet with highest credit rating in the sector
Opportunity for those with financial strength
– dividend payout ratio provides valuable flexibility
– security of tenure provides timing optionality on organic growth options
– depressed asset values and falling share prices provide opportunities
Tier 1 Assets
Operational Excellence
Financial Flexibility
Disciplined Capital Hierarchy
Interim results
23 February 2016
Slide 20
bhpbilliton

bhpbilliton

bhpbilliton
Appendix

A simpler and more productive organisation
Operated
Minerals Australia
Western Australia IO
Queensland Coal
NSW Energy Coal
Olympic Dam
Non-operated
Non-core
Nickel West
Minerals Americas
Escondida
Pampa Norte
Jansen (CCO portfolio)
Antamina
Cerrejon
Samarco (CCO portfolio)
New Mexico Coal
Petroleum
Onshore US
Shenzi
Angostura
Pyrenees
Macedon
Atlantis
Mad Dog
Bass Strait
North West Shelf
Smaller assets
Interim results
23 February 2016
Slide 23
bhpbilliton

Petroleum
Production decreased by 5% to 124.7 MMboe due to deferred development activity in Onshore US and natural field decline in Conventional
The decline in non-cash costs reflects the non-recurrence of Onshore US non-exceptional impairment charges in the prior period
Other items include Onshore US rig termination charges of US$65 million (H1 FY15: US$13 million)
Underlying EBIT variance
(US$ billion)
3.0
1.5
0.0
(1.5)
2.2
(2.8)
(0.5)
(0.1)
0.2
0.1
0.1
(0.2)
H1 FY15¹
Price²
Sub-total
Growth volumes
Controllable cash costs
Non-cash
Other³
H1 FY16¹
1. Excludes closed mines.
2. Net of price-linked costs.
3. Other includes: exchange rates; inflation; asset sales; ceased and sold operations; other items.
Interim results 23 February 2016
Slide 24
bhpbilliton

Crude oil
Short-term drivers
Crude oil prices under pressure
OPEC decision to maintain production levels
resilient non-OPEC supply
large, growing inventories
Market expected to rebalance in CY17
demand growth outpaces supply growth
Long-term outlook
Long-term demand for oil remains positive
supported by increased transport and industrial activity in developing countries
Existing fields are declining at 3 to 4 MMbbl/d per annum
Higher prices will be required to induce the new supply needed to meet growing demand and offset natural field decline
OECD commercial inventory of crude oil and other liquids
(billion bbl)
3.1
2.9
2.7
2.5
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
5 year range 5 year average 2015
Crude oil and other liquids supply and demand
(MMbbl/d)
110
95
80
65
50
CY15 CY16e CY17e CY18e CY19e CY20e CY21e CY22e CY23e CY24e CY25e
FID projects¹ Onstream Demand
Source: EIA, BHP Billiton analysis.
1. Projects for which the final investment decision has been made.
Interim results 23 February 2016
Slide 25
bhpbilliton

US natural gas
Short-term drivers
Weaker winter demand combined with ongoing supply overhang contributing to high inventory levels
Market expected to rebalance in CY16
demand grows on commencement of LNG exports and higher North American domestic consumption production declines due to the impact of lower prices1
Long-term outlook
Strong demand outlook
growth in exports
rising gas power generation
increasing industrial consumption
Continued investment in new supply sources will be required to replace natural field decline abundant lower-cost supply will moderate price inflation
North American gas supply and demand
(bcf/d)
(annual, %)
2 1 0 (1)
CY14
CY15
CY16e
6 3 0 (3)
Supply-demand balance Supply growth (RHS)
North America gas demand
(bcf/d)
120
80
40
0
CY15 CY17e CY19e CY21e CY23e CY25e
LNG exports Power Other non-power
Source: BHP Billiton analysis.
1. Assumes flat rig count.
Interim results 23 February 2016
Slide 26
bhpbilliton

Copper
Escondida grade decline unfavourably impacted productivity volumes by US$342 million and controllable cash costs by US$299 million
Escondida EBIT also impacted by inventory movements and write-downs of US$448 million partial drawdown of historical low-grade inventory to maximise utilisation of concentrator capacity post OGP1 commissioning the Escondida 3.0 productivity program supported a 12 per cent reduction in net cash costs1 despite record material mined
Underlying EBIT variance
(US$ billion)
2.4
1.2
0.0
2.0
(1.4)
0.3
(0.1)
0.8
(0.0)
(0.0)
(0.6)
0.1
(0.2)
0.1
H1 FY15
Price²
Exchange
Inflation
Sub-total
Productivity volumes
Controllable cash costs³
Escondida grade impact
Non-cash
Other4
H1 FY16
1. Movement in underlying net cash costs excludes inventory movements and write-downs of US$448 million.
2. Net of price-linked costs.
3. Includes drawdown of higher-cost inventory built up in prior periods and write-downs, predominantly at Escondida, of US$578 million.
4. Other includes: fuel and energy; asset sales; other items (including profit from equity accounted investments).
Interim results 23 February 2016
Slide 27
bhpbilliton

Copper
Short-term drivers
Prices fell as demand growth in China underperformed against expectations while supply from new projects continued to enter the market, compounded by a strengthening US dollar and falling mining costs
In CY16, focus will again be on Chinese copper demand growth, as well as potential production cuts in the face of new projects and expansions
Long-term outlook
Demand will continue to grow as China transitions to a consumer-driven economy, and as emerging markets develop
Forecast near-term oversupply from surge in investment between CY11 to CY14 expected to transition to a structural deficit at the end of the decade, requiring new supply to be brought on line
Supply is increasingly challenged, with future production expected to require significant infrastructure investment
Surge in capital investment following high prices
(US$ billion)
(US$/lb)
30
4.5
20
3.0
10
1.5
0
0.0
CY08 CY09 CY10 CY11 CY12 CY13 CY14 CY15
Capital investment¹ Copper price (RHS)
Deficit expected to emerge at the end of the decade
(copper, Mt)
30
25
20
15
10
CY15 CY16e CY17e CY18e CY19e CY20e CY21e CY22e CY23e CY24e CY25e
Base case supply Highly probable supply Primary demand
Source: Wood Mackenzie.
1. Estimated primary mining industry capital spend.
Interim results 23 February 2016
Slide 28
bhpbilliton

Iron Ore
WAIO production increased by 6% to a record 131 Mt1 underpinned by Jimblebar operating at full capacity and improved plant utilisation at Newman
WAIO unit cash costs declined 25% to US$15.21 per tonne with full year guidance remaining unchanged at US$15 per tonne2
Underlying EBIT variance
(US$ billion)
5.0
2.5
0.0
4.2
(2.8)
0.3
(0.0)
1.6
0.2
0.1
(0.0)
1.9
H1 FY15
Price³
Exchange
Inflation
Sub-total
Productivity volumes
Controllable cash costs
Other 4
H1 FY16
1. 100% basis.
2. Unit cash costs exclude freight and royalties. FY16 guidance based on an exchange rate of AUD/USD 0.72.
3. Net of price-linked costs.
4. Other includes: fuel and energy; depreciation, deferred stripping and impairment; asset sales; other items.Other items includes net profit from the equity accounted investment in Samarco, but does not include any financial impacts following the Samarco dam failure which has been treated as an exceptional item.
Interim results 23 February 2016
Slide 29
bhpbilliton

Iron ore
Short-term drivers
China’s steel demand becoming more variable as the country transitions to the next phase of development
Iron ore prices likely to remain low on currently weak demand from China and rising seaborne supply
The marginal cost of supply continues to decline
Long-term outlook
The cost curve will continue to flatten in the medium term as low-cost supply exceeds demand growth
Iron ore contestable demand will peak in line with China’s steel production and increased scrap availability
Steel intensity per capita
(kg crude steel per capita, per annum)
1,000
750
500
250
0
0 10 20 30 40 50 60
(GDP per capita, 000s US$ 2010 PPP)
USA 1933-2014 Japan 1920-2014
Germany 1947-2014 China 1980-2014
FOB unit cost comparison1
(US$/wmt)
30
20
10
0
H2 FY13 H1 FY14 H2 FY14 H1 FY15 H2 FY15
BHP Billiton Peer average
Source: World Steel Association, Company results, BHP Billiton analysis.
1. Weighted average unit cost of major peers, excluding royalties.
Interim results
23 February 2016
Slide 30
bhpbilliton

Coal
Queensland Coal unit cash costs1 declined by 17%, as the operations benefited from a stronger US dollar, lower diesel prices and a further reduction in labour and contractor costs – unit costs for FY16 now expected to be US$59 per tonne2, as favourable currency movements offset removal of Crinum volumes
One-off items represent royalty and taxation matters of US$118 million
Underlying EBIT variance
(US$ billion)
0.7
0.0
(0.7)
0.1
(0.6)
0.3
(0.0)
(0.2)
0.0
0.1
(0.1)
(0.1)
(0.3)
H1 FY15
Price3
Exchange
Inflation
Sub-total
Productivity volumes
Controllable cash costs
Non-cash
Other 4
H1 FY16
1. Excludes freight and royalties.
2. Based on an exchange rate of AUD/USD 0.72.
3. Net of price-linked costs.
4. Other includes: fuel and energy; asset sales; ceased and sold operations; other items (including loss from equity accounted investments).
Interim results
23 February 2016 Slide 31 bhpbilliton

Metallurgical coal
Short-term drivers
Supply is being curtailed, however further production cuts are required to offset weakening demand
China continues to import high-quality coals, but competition with domestic supply remains strong
Australian exports are gaining market share in Europe as US supply looks increasingly unsustainable
Long-term outlook
High-cost US and Chinese supply will continue to exit the market
Seaborne coal will remain competitive in China due to coastal market access and coal quality requirements
Growth in India and other emerging economies will support metallurgical coal demand in the long term
Seaborne metallurgical coal supply growth
(Mtpa, year-on-year change)
30
15
0
(15)
CY13 CY14 CY15
Australia Canada United States
Seaborne metallurgical coal demand
(Mt)
CY10 CY15 CY20e CY25e CY30e CY35e
Hard coking coal Weak coking coal PCI
Source: Global Trade Atlas from IHS, BHP Billiton analysis.
Interim results
23 February 2016
Slide 32
bhpbilliton

Other items affecting profitability
Other items
(US$ billion)
Underlying EBIT
Underlying attributable profit1
Exceptional items1
0.0
(2.0)
(4.0)
(6.0)
(0.2)
(0.1)
(0.2)
(0.2)
(0.1)
(0.1)
(0.4)
(0.9)
(4.9)
Redundancies and closure: across all businesses
Inventory write- downs: across all minerals businesses
Royalty and taxation matters
Redundancies and closure: across all businesses
Inventory write- downs: across all minerals businesses
Royalty and taxation matters
Global taxation matters
Samarco dam failure
Impairment of Onshore US
1. Post tax consequences.
Interim results
23 February 2016
Slide 33
bhpbilliton

Debt maturity profile
Debt balances1
(US$ billion2)
8
6
4
2
0
FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26 FY27 FY28 Post FY28
US$ Bonds3
Euro Bonds3
Sterling Bonds3
A$ Bonds
C$ Bonds
Subsidiaries
% of portfolio
45%
32%
10%
5%
2%
6%
Capital Markets 94%
Asset Financing 6%
1. All debt balances are represented in notional US$ values and based on financial years. As at 31 December 2015.
2. Subsidiary debt is presented in accordance with IFRS 10 and IFRS 11.
3. Includes hybrid bonds (18% of portfolio: 9% in US$, 6% in Euro, 3% in Sterling).
Interim results
23 February 2016
Slide 34
bhpbilliton

BHP Billiton guidance

Group	FY16e	FY17e	
Capital and exploration expenditure (US$bn)	7.0	5.0	Cash basis; BHP Billiton share; excludes capitalised deferred stripping and non-controlling interests; includes BHP Billiton proportionate share of equity accounted investments.
Including:			
Maintenance	2.0		
Exploration	0.7	0.7	A US$600m Petroleum exploration program is planned for FY16, largely focused on acreage access and seismic data acquisition.

Petroleum	FY16e	
Total petroleum production (MMboe)	237	Strong performance by our Conventional business is expected to offset lower volumes following a further reduction in Onshore US activity, a third party gas plant outage in the Permian and the successful divestment of our gas business in Pakistan.
Onshore US		
Capital expenditure (US$bn)	1.3	Approximately US$200m relates to a reduction in capital creditors. Drilling activity will be focused on our liquids-rich Black Hawk and Permian acreage with our dry-gas development program in Haynesville and Fayetteville deferred for longer-term value.
Production (MMboe)	109	
Black Hawk drilling cost per well (US$m)	2.3	
Depreciation	-	Depreciation and amortisation charges are expected to decline by approximately US$450m in H2 FY16.
Conventional Petroleum		
Capital expenditure (US$bn)	1.4	Focused on high-return infill drilling opportunities in the Gulf of Mexico and life extension projects at Bass Strait and North West Shelf.
Production (MMboe)	128	

Interim results
23 February 2016

Slide 35

bhpbilliton

BHP Billiton guidance (continued)

Copper	FY16e	
Total copper production (Mt)	1.5	Guidance for Escondida remains unchanged at approximately 0.94 Mt. Pampa Norte production is now expected to be ahead of the prior year. Olympic Dam production is now expected to exceed 0.20 Mt. Guidance for Antamina remains unchanged at approximately 0.14 Mt.
Escondida		
Production (Mt, 100% basis)	0.94	OGP1 and operational improvements offset by 27% decline in grade.
Unit cash costs (US$/lb, grade adjusted)	0.87	Anticipate strong recovery of concentrate production and reduction in the average unit cost of cathode production due to sulphide leach productivity initiatives in H2 FY16. Excludes freight and treatment and refining charges; based on an exchange rate of USD/CLP 702.

Iron Ore	FY16e	
Total iron ore production (Mt)	237	Revised from 247 Mt due to the suspension of operations at Samarco.
Western Australia Iron Ore		
Production (Mt, 100% basis)	270	Guidance remains unchanged. However, following unfavourable weather conditions in January we will continue to monitor progress against guidance and will provide an update in the March 2016 operational review if required.
Unit cash costs (US$/t)	15	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.72.
Sustaining capital expenditure (US$/t)	4	FY16e–FY20e average. Includes costs associated with construction of a new primary crusher and additional conveying capacity currently underway at Jimblebar. Reduced from US$5/t following continued improvements in capital productivity.

Coal	FY16e	
Total metallurgical coal production (Mt)	40	
Total energy coal production (Mt)	37	Production is now expected to be 37 Mt following completion of the sale of the San Juan Mine to Westmoreland Coal Company on 31 January 2016.
Queensland Coal		
Production (Mt)	40	
Unit cash costs (US$/t)	59	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.72.
Sustaining capital expenditure (US$/t)	6	FY16e–FY20e average.

Interim results
23 February 2016
Slide 36
bhpbilliton

Key net profit sensitivities
Approximate impact1 on FY16 net profit after tax of changes of: US$ million
US$1/t on iron ore price2 147
US$1/bbl on oil price3 60
US¢10/MMbtu on US gas price 24
US$1/t on metallurgical coal price 23
US¢1/lb on copper price2 23
US$1/t on energy coal price2 10
US¢1/lb on nickel price 1
AUD (US¢1/A$) operations4 70
1. Assumes total volume exposed to price; determined on the basis of BHP Billiton’s existing portfolio.
2. Excludes impact of equity accounted investments.
3. Excludes impact of change in input costs across the Group.
4. Based on average exchange rate for the period.
Interim results
23 February 2016
Slide 37
bhpbilliton

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 23, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary